Exhibit 99
[MIDWEST GRAIN PRODUCTS LOGO AND ADDRESS]
NEWS RELEASE

FOR IMMEDIATE RELEASE:  MIDWEST GRAIN REPORTS SIGNIFICANT
                        FIRST QUARTER EARNINGS IMPROVEMENT

     ATCHISON, Kan., Nov. 6, 2001--Ladd Seaberg, president and chief executive officer of Midwest Grain Products, Inc. (MWGP/Nasdaq) today announced that the company's earnings performance in the first quarter of fiscal 2002 represented "a significant positive turnaround" versus the same period the prior year. Results for the quarter, which ended Sept. 30, show net income of $2,444,000, or 30 cents per common share, on sales of $54,294,000. That compares to the net loss of $395,000, or 5 cents per common share, on sales of $58,297,000 that the company experienced in the first quarter of fiscal 2001.

     The first quarter earnings gain resulted primarily from strong demand for the company's fuel grade alcohol, commonly known as ethanol, combined with reduced energy costs and increased sales of specialty, value-added wheat proteins, according to Seaberg. Income recognized from a previously announced United States Department of Agriculture program to support the development of products and markets for value-added wheat protein and wheat starch products also contributed to the improvement, he noted.

     Although high demand for Midwest Grain's alcohol products occurred mainly in the fuel grade market, sales of food grade alcohol for industrial applications also experienced modest growth compared to a year ago. A previously announced $2.1 million distillery improvement project at the company's Atchison plant is underway and is scheduled for completion in the third quarter of fiscal 2002. The project involves the installation of equipment that is designed to enhance both food grade and fuel grade alcohol production capabilities. Additionally, plans are in place for the installation of a new feed drier at Midwest Grain's distillery operations in Pekin, Ill. Distillers feed is the principal by-product of the company's alcohol production process. Scheduled to be completed by the end of fiscal 2002 at a cost of $5 million, the new drier is expected to improve the Pekin plant's alcohol production efficiencies.

     Last month, Midwest Grain's Board of Directors approved an $8.3 million expansion project that is designed to strengthen production and sales capabilities for the company's specialty wheat proteins. The expansion will occur at the company's Atchison plant and is slated for completion by July, 2002. This project will involve the installation of additional processing and drying equipment for the production of specialty wheat proteins for bakery, pasta and noodle and related food markets both domestic and foreign.

     As previously announced, the cost of the protein expansion project is expected to be offset by funds from the USDA program for value-added wheat protein and wheat starch products. Implemented this past June and administered by the USDA's Commodity Credit Corporation, the program was granted in lieu of an extended quota on imports of foreign wheat gluten. Over the life of the program, which is scheduled to end May 31, 2003, Midwest Grain is eligible for nearly $26 million of the program total of $40 million. For the first 12 months of the program, approximately $17.3 million has been allocated to the company. The remaining amount is expected to become available starting next June. The funds are to be used for capital, research, marketing and promotional costs related to value-added wheat protein and starch products. Funds received will be recognized in income during the period in which they are expended for a permitted purpose. However, funds that are used for capital expenditure projects will be recognized in income over the periods during which those projects are depreciated. Funds are not intended to be used to reduce production and marketing-related costs for commodity vital wheat gluten and wheat starches which could extend the U.S. industry's participation in these markets.

                                     -more-

ADD 1--MIDWEST GRAIN REPORTS

     In recent years, Midwest Grain has created a variety of value-added wheat-based ingredients for both edible and non-edible applications. These include a line of textured wheat proteins called Wheatex, which enhances the texture and flavor of vegetarian and extended meat products; a series of wheat protein isolates marketed under the Arise brand name and used to improve dough systems and pasta products; over 20 specialty and modified wheat proteins and starches for personal care systems; and polymers made from a wheat protein/wheat starch compound for use in the manufacture of biodegradable plastic-like products.

     "These ingredients as a whole continue to experience growth and hold great promise for the future," Seaberg said. "We anticipate expanding these lines and making additions to them in our mission to continually provide customers with superior products derived from grain and other natural ingredients."

     Due to increased pricing pressures from subsidized European Union producers, the company has elected to reduce its production of vital wheat gluten, the protein portion of flour that is used principally in many types of bread. "Since the expiration of the import quota this past June, those pressures have increased substantially," Seaberg said. "Therefore," he added, "unless future conditions warrant otherwise, we plan to maintain a reduced presence in the more traditional commodity-related wheat gluten and wheat starch markets. At the same time, we will concentrate on growing our value-added products in the specialty wheat protein and wheat starch areas."

     Dramatic spikes in natural gas prices which drove up the company's energy costs through most of fiscal 2001 continued to subside in the current year's first quarter. "As I have stated previously, we expect our energy costs to remain at lower, more reasonable levels in the coming months," Seaberg said. "I must also reiterate that we have developed an effective risk management program to analyze and respond to energy-related issues and events that could affect our operations."

     Saying that he feels the company's first quarter performance "is indicative of the kind of progress Midwest Grain is capable of achieving," Seaberg expressed optimism about the potential for further improvements ahead. "That potential can be effectively realized," he said, "with the continuation of more normal energy costs and reasonable grain costs combined with high demand for alcohol products and growth in sales of our specialty wheat proteins and starches."

This news release contains forward-looking statements as well as historical information. Forward-looking statements are identified by or are associated with such words as "intend," "believe," "estimate," "expect," "anticipate,"
"hopeful," "should," "may" and similar expressions. They reflect management's current beliefs and estimates of future economic circumstances, industry conditions, company performance and financial results and are not guarantees of future performance. The forward-looking statements are based on many assumptions and factors, including those relating to grain prices, gasoline prices, energy costs, product pricing, competitive environment and related marketing conditions, operating efficiencies, access to capital and actions of governments or government officials. Any changes in the assumptions or factors could produce materially different results than those predicted and could impact stock values.

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